AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1995
- - -------------------------------------------------------------------------------
- - -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 11-K

               ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1994

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________________to________________

Commission file number: 1-9044

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        DUKE REALTY INVESTMENTS, INC.
                      8888 KEYSTONE CROSSING, SUITE 1200
                         INDIANAPOLIS, INDIANA 46240

                           DUKE REALTY PROFIT SHARING
                            AND SALARY DEFERRAL PLAN

                            Financial Statements with
                             Supplemental Schedules

                           December 31, 1994 and 1993



                   (With Independent Auditors' Report Thereon)

FINANCIAL STATEMENTS:

                           DUKE REALTY PROFIT SHARING
                            AND SALARY DEFERRAL PLAN

                           December 31, 1994 and 1993

                                      Index

                                                                       Page
                                                                       ----
Independent Auditors' Report                                            1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits                 2

   Statements of Changes in Net Assets Available for Plan Benefits      3

   Notes to Financial Statements                                      4-8

                                                                    Schedule
                                                                    --------

Schedule of Assets Held for Investments Purposes                        1

Schedule of Reportable Transactions                                     2

                                                                     Exhibit
                                                                     -------
EXHIBITS:

  Consent of KPMG Peat Marwick LLP                                      1

[KPMG PEAT MARWICK LLP LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

The Employee Benefits Committee
DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN:

We have audited the accompanying statements of net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Duke Realty Profit Sharing and Salary Deferral Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick LLP
Indianapolis, Indiana
June 20, 1995

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1994 and 1993

                                                         1994             1993
                                                         ----             ----

Assets held by Trustee:
 Investments, at market value:
  Money market funds                                   $1,411,464     $1,494,496
  Mutual funds                                          3,837,336      3,781,164
  Common stock                                          1,318,356        779,287
  Insurance cash surrender value                           77,064         72,412

 Cash held for investment                                 208,949           -

Contributions receivable:
   Participants                                            63,421           -
   Employer                                               224,184        210,693
                                                       ----------     ----------

   NET ASSETS AVAILABLE FOR PLAN BENEFITS              $7,140,774     $6,338,052
                                                       ----------     ----------
                                                       ----------     ----------



See accompanying notes to financial statements.

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

         Statements of Changes in Net Assets Available for Plan Benefits
                     Years Ended December 31, 1994 and 1993


                                                   1994            1993
                                                   ----            ----
Additions to net assets:
  Contributions:
    Participants' salary deferral                $618,162        $519,588
    Employer matching of salary deferral          223,892         204,816
    Employer profit sharing                       120,000         801,625
    Participants' rollover                         57,723          33,371
                                               ----------      ----------
                                                1,019,777       1,559,400
                                               ----------      ----------

  Investment income:
    Net appreciation in fair value of
     investments                                   97,796         302,395
    Interest and dividends                        254,520          10,047
    Increase in insurance cash surrender value     20,916          21,697
                                               ----------      ----------
                                                  373,232         334,139
                                               ----------      ----------
    Total additions                             1,393,009       1,893,539
                                               ----------      ----------


Deductions from net assets:
  Benefits paid to participants                   556,615         528,835
  Life insurance premium payments                  24,377          26,571
  Administrative expenses                           9,295           7,359
                                               ----------      ----------
    Total deductions                              590,287         562,765
                                               ----------      ----------

    Net increase                                  802,722       1,330,774

Net assets available for plan benefits:
       Beginning of year                        6,338,052       5,007,278
                                               ----------      ----------

       End of year                             $7,140,774      $6,338,052
                                               ----------      ----------
                                               ----------      ----------





See accompanying notes to financial statements.

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements



(1)    DESCRIPTION OF PLAN

       The following description of the Duke Realty Profit Sharing and Salary Deferral Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan sponsored by Duke Realty Service Limited Partnership and predecessor companies (the Employer) covering all full-time employees who have completed one-half year of service and are age 21 years or older as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       CONTRIBUTIONS


       Eligible participants may elect to defer a percentage of compensation to be contributed to their Employee Deferral Account. Each year the Employee Benefits Committee (the Committee) fixes the minimum and maximum percent that may be contributed, not to exceed 15% of the participants' compensation, from the Employer for each plan year subject to limitations imposed by the Internal Revenue Service. The Employer matches participant contributions annually up to a maximum of the greater of $500 or 2% of total compensation. The Employer matching contribution is limited to the participant's first $150,000 of compensation, and the contribution is invested in the common stock of Duke Realty Investments, Inc., the parent of the general partner of the Employer.

       The Employer may also make discretionary contributions of a portion of its profits to the Plan to be invested in the common stock of Duke Realty Investments, Inc. The Employer made a special contribution of $681,625 in 1993 and a profit sharing contribution of $120,000 in 1994 and 1993.

       PARTICIPANTS ACCOUNTS

       Each participant's account is credited with the participant's contribution, the Employer matching contribution, allocations of the Employer's profit sharing contribution (when applicable), Plan earnings, and forfeitures of terminated participants' non-vested accounts upon the distribution of the vested portion of their accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                                      -4-                              Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements



       LIFE INSURANCE

       A participant may direct the Trustee to purchase and pay premiums on insurance policies or contracts on the life of the participant.



       VESTING

       Participants are immediately vested in elective salary reduction contributions, Employer matching contributions and the actual earnings thereon. Vesting in both the profit sharing contribution and forfeiture allocation and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after three years of service and vests an additional 20% for each year of service thereafter and is 100% vested after seven years of service.

       BENEFITS

       When a distribution is made upon termination of service or retirement, a participant's vested account balance will be distributed in a lump-sum payment within 60 days after completion of the Plan valuation date for the period in which the event giving rise to the distribution occurred.

       FORFEITURES

       Participants who terminate employment and receive distribution of the vested portion of their profit sharing account forfeit any non-vested portion of their account. These forfeitures are allocated to other participants in the same manner as the profit sharing contributions.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ADMINISTRATIVE EXPENSES

       Trustee fees are paid by the Plan as incurred. Other expenses of the Plan are paid directly by the Employer.

       TAX STATUS

       The Plan has received a favorable determination letter from the Internal Revenue Service that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provision of Section 501(a).

                                      -5-                              Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements




       As a general rule, participant salary reduction contributions and employer contributions are not taxable to a participant until distributed from the Plan.


(3)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)    INVESTMENTS

       In October 1994 the Employer transferred plan assets held by Northwestern Mutual Life Insurance to Merrill Lynch. The Employee Benefit Committee of Duke Realty Services Limited Partnership served as trustee during 1994, and on January 1, 1995 Merrill Lynch Trust Company was established as the new trustee. Plan participants may direct salary deferrals in any of the following investments.

       The Capital Fund, Inc. Class B Shares, Stock fund, Growth Fund Class B Shares and Retirement Preservation Trust are held and managed by Merrill Lynch pursuant to a management contract with the Plan. The Capital Fund, Inc. Class B Shares invests primarily in common stocks and bonds. The Stock fund invests solely in common stock of Duke Realty Investments, Inc. The Growth Fund Class B Shares invests primarily in common stocks and the Retirement Preservation Trust consists of money market investments.

       The Bond Fund of America and the Euro Pacific Growth Fund are held and managed by the American Funds Group. The Bond Fund of America invests in corporate and governmental bonds and the Euro Pacific Growth Fund invests in U.S. and non-U.S. stocks.

       The AIM Constellation Fund is held and managed by the AIM Family of Funds and invests in common stocks of small to medium size companies.

       Share of registered investment companies and Duke Realty Investments, Inc. stock are valued at quoted market prices.

(5)    CASH HELD FOR INVESTMENT

       Cash held for investment primarily represents contributions received by Merrill Lynch, but not yet invested in the respective funds. The cash held for investment is maintained in an interest bearing account until it is transferred into the appropriate directed fund.

                                      -6-                              Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements


(6)  NET ASSETS BY FUND


     Net assets of the Plan by fund as of December 31, 1994 follows:


                                                               Single         AIM       Capital Fund,       Growth      The Bond
                                                Balanced       Premium   Constellation   Inc. Class       Fund Class     Fund of
                                                  Fund         Annuity       Fund         B Shares         B Shares      America
                                           -----------------------------------------------------------------------------------------
Investments held by Trustee
     Money market funds                   $           -              -            -              -                -            -
     Mutual funds                                     -              -         22,622      3,748,834           29,617        4,568
     Common stock                                     -              -            -              -                -            -
     Insurance cash surrender value                   -              -            -              -                -            -
     Cash held for investment                         -              -         12,174        162,422            9,095        1,651

                                           -----------------------------------------------------------------------------------------
                                                      -              -         34,796      3,911,256           38,712        6,219
Contributions receivable                              -              -         13,616          7,835           12,077        2,005
                                           -----------------------------------------------------------------------------------------


   NET ASSETS AVAILABLE FOR PLAN BENEFITS $           -              -         48,412      3,919,091           50,789        8,224
                                           -----------------------------------------------------------------------------------------
                                           -----------------------------------------------------------------------------------------



                                            Euro Pacific                   Insurance         Money     Retirement
                                               Growth          Stock    Cash Surrender      Market    Preservation
                                                Fund           fund          Value           Fund         Trust           Total
                                           -----------------------------------------------------------------------------------------
Investments held by Trustee
     Money market funds                   $         -              -              -              -      1,411,464        1,411,464
     Mutual funds                                31,695            -              -              -            -          3,837,336
     Common stock                                   -        1,318,356            -              -            -          1,318,356
     Insurance cash surrender value                 -              -           77,064            -            -             77,064
     Cash held for investment                    18,464          5,143            -              -            -            208,949
                                           -----------------------------------------------------------------------------------------
                                                 50,159      1,323,499         77,064            -      1,411,464        6,853,169
  Contributions receivable                       16,838        230,283            -              -          4,951          287,605
                                           -----------------------------------------------------------------------------------------

   NET ASSETS AVAILABLE FOR PLAN BENEFITS $      66,997      1,553,782         77,064            -      1,416,415        7,140,774
                                           -----------------------------------------------------------------------------------------
                                           -----------------------------------------------------------------------------------------



     Net assets of the Plan by fund as of December 31, 1993 follows:

                                                             Single             AIM       Capital Fund,       Growth      The Bond
                                              Balanced       Premium       Constellation   Inc. Class       Fund Class     Fund of
                                                Fund         Annuity           Fund         B Shares         B Shares      America
                                           -----------------------------------------------------------------------------------------
Investments held by Trustee
     Money market funds                   $         -              -                -              -                -            -
     Mutual funds                             3,764,518         16,646              -              -                -            -
     Common stock                                   -              -                -              -                -            -
     Insurance cash surrender value                 -              -                -              -                -            -
     Cash held for investment                       -              -                -              -                -            -
                                           -----------------------------------------------------------------------------------------
                                              3,764,518         16,646              -              -                -            -
Contributions receivable                         64,924            -                -              -                -            -
                                           -----------------------------------------------------------------------------------------
   NET ASSETS AVAILABLE FOR PLAN BENEFITS $   3,829,442         16,646              -              -                -            -
                                           -----------------------------------------------------------------------------------------
                                           -----------------------------------------------------------------------------------------



                                              Euro Pacific                 Insurance       Money       Retirement
                                                 Growth        Stock    Cash Surrender    Market      Preservation
                                                  Fund         fund          Value         Fund           Trust           Total
                                           -----------------------------------------------------------------------------------------
Investments held by Trustee
     Money market funds                   $           -            -              -      1,494,496              -        1,494,496
     Mutual funds                                     -            -              -            -                -        3,781,164
     Common stock                                     -        779,287            -            -                -          779,287
     Insurance cash surrender value                   -            -           72,412          -                -           72,412
     Cash held for investment                         -            -              -            -                -              -
                                           -----------------------------------------------------------------------------------------

                                                      -        779,287         72,412    1,494,496              -        6,127,359
Contributions receivable                              -        120,000            -         25,769              -          210,693
                                           -----------------------------------------------------------------------------------------
   NET ASSETS AVAILABLE FOR PLAN BENEFITS $           -        899,287         72,412    1,520,265              -        6,338,052
                                           -----------------------------------------------------------------------------------------
                                           -----------------------------------------------------------------------------------------


                                      -7-                              Continued

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                          Notes to Financial Statements

(7)    INVESTMENT FUND CHANGES

       A summary of changes in plan assets by fund for the year ended December 31, 1994 follows:




                                                              Single               AIM            Capital Fund,        Growth
                                            Balanced          Premium         Constellation        Inc. Class        Fund Class
                                              Fund            Annuity             Fund              B Shares          B Shares
                                        --------------------------------------------------------------------------------------------
Plan assets at December 31, 1993           $ 3,764,518          16,646              -                   -                 -
Additions:
  Participants' salary deferrals               300,375             -             22,716              13,682            19,798
  Employer matching                             64,924             -                -                   -                 -
  Employer profit sharing                          -               -                -                   -                 -
  Participants' rollover                        27,388             -                -                10,088            10,088
  Insurance cash surrender value                   -               -                -                   -                 -
  Interest and dividends                           -             1,044              -                   -                 535
  Net appreciation (depreciation)
    in fair value of investments                 6,128             -                (94)           (216,879)             (804)
                                        --------------------------------------------------------------------------------------------
  Total additions                              398,815           1,044           22,622            (193,109)           29,617
                                        --------------------------------------------------------------------------------------------
Deductions:
  Benefits paid to participants                (73,058)            -                -              (136,721)              -
  Administrative expenses                       (3,564)            -                -                  (312)              -
  Life insurance premiums                          -               -                -                     -               -
                                        --------------------------------------------------------------------------------------------
  Total deductions                             (76,622)              -              -              (137,033)              -

Transfers between fund                      (4,086,711)        (17,690)             -             4,078,976               -
                                        --------------------------------------------------------------------------------------------

Plan assets at December 31, 1994           $         -             -             22,622           3,748,834            29,617
                                        --------------------------------------------------------------------------------------------
                                        --------------------------------------------------------------------------------------------





                                             The Bond        Euro Pacific                        Insurance           Money
                                               Fund of          Growth          Stock         Cash Surrender        Market
                                               America           Fund           fund               Value             Fund
                                        --------------------------------------------------------------------------------------------
Plan assets at December 31, 1993                   -               -            779,287              72,412         1,494,496

Additions:
  Participants' salary deferrals                 4,592          29,039            8,789              24,378            65,644
  Employer matching                                -               -            119,707                 -              27,850
  Employer profit sharing                          -               -            120,000                 -                 -
  Participants' rollover                           -             3,411              -                   -                 -
  Insurance cash surrender value                   -               -                -                20,916               -
  Interest and dividends                           -               -             72,584                 -                 -
  Net appreciation (depreciation)
    in fair value of investments                   (24)           (755)         267,481                 -              42,742
                                        --------------------------------------------------------------------------------------------
  Total additions                                4,568          31,695          588,561              45,294           136,236
                                        --------------------------------------------------------------------------------------------

Deductions:
  Benefits paid to participants                    -               -            (47,905)                -            (215,052)
  Administrative expenses                          -               -             (1,587)                -              (3,285)
  Life insurance premiums                          -               -                -               (24,377)              -
                                        --------------------------------------------------------------------------------------------
  Total deductions                                 -               -            (49,492)            (24,377)         (218,337)

Transfers between fund                             -               -                -               (16,265)       (1,412,395)
                                        --------------------------------------------------------------------------------------------

Plan assets at December 31, 1994                 4,568          31,695        1,318,356              77,064               -
                                        --------------------------------------------------------------------------------------------
                                        --------------------------------------------------------------------------------------------




                                            Retirement       Cash held
                                           Preservation         for
                                               Trust        Investment          Other              Total
                                        --------------------------------------------------------------------------------------------
Plan assets at December 31, 1993                   -               -            210,693           6,338,052
Additions:
  Participants' salary deferrals                17,688          48,040           63,421             618,162
  Employer matching                                -               -             11,411             223,892
  Employer profit sharing                          -               -                -               120,000
  Participants' rollover                         3,411           3,337              -                57,723
  Insurance cash surrender value                   -               -                -                20,916
  Interest and dividends                        22,785         157,572              -               254,520
  Net appreciation (depreciation)
    in fair value of investments                   -               -                  1              97,796
                                        --------------------------------------------------------------------------------------------
  Total additions                               43,884         208,949           74,833           1,393,009
                                        --------------------------------------------------------------------------------------------

Deductions:
  Benefits paid to participants                (85,959)            -              2,080            (556,615)
  Administrative expenses                         (546)            -                 (1)             (9,295)
  Life insurance premiums                          -               -                -               (24,377)
                                        --------------------------------------------------------------------------------------------
  Total deductions                             (86,505)            -              2,079            (590,287)

Transfers between fund                       1,454,085             -                -                   -
                                        --------------------------------------------------------------------------------------------
Plan assets at December 31, 1994             1,411,464         208,949          287,605           7,140,774
                                        --------------------------------------------------------------------------------------------
                                        --------------------------------------------------------------------------------------------


                                                                      Schedule 1
                                                                      ----------

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1994


Identity of Issue                 Description of Investment                    Shares                Cost       Current Value
- - ------------------------------------------------------------------------------------------------------------------------------------
*    Merrill Lynch                Capital Fund, Inc. Class B Shares
                                  Common stocks and bonds                     147,942          $3,965,350          $3,748,834

*    Merrill Lynch                Growth Fund Class B Shares
                                  Common stocks                                 1,798              29,740              29,617

*    Merrill Lynch                Retirement Preservation Trust
                                  Money market instrument                   1,411,464           1,411,464           1,411,464

*    Merrill Lynch                Duke Realty Investments, Inc.
                                  Common stock                                 46,667           1,122,252           1,318,356

     American Funds Group         The Bond Fund of America
                                  Corporate and governmental bonds                360               4,592               4,568

     American Funds Group         Euro Pacific Fund
                                  U.S. and non-U.S. stocks                      1,500              32,448              31,695

     AIM Family of Funds          AIM Constellation Fund
                                  Common stock                                  1,316              22,715              22,622

     Northwestern Mutual Life
      Insurance Co.               Insurance cash surrender value                  N/A              77,064              77,064



                                                                      Schedule 2
                                                                      ----------

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN

                  Item 27d- Schedule of Reportable Transactions

                          Year Ended December 31, 1994





                                                                                                                Current
                                                                                                               Value on
                          Description                     Purchase    Selling    Lease  Expense    Cost of    Transaction   Gain/
Identify of Issue          of Asset         Fund           Price       Price     Rental Incurred    Asset        Date       (Loss)
- - ------------------------------------------------------------------------------------------------------------------------------------

Northwestern Mutual
   Life Ins. Co.          Money Market   Money Market      $  -     $1,428,972      -      -      $1,318,743  $1,428,972   $110,229
                          Instruments    Fund


Northwestern Mutual
   Life Ins. Co.          Common Stocks  Balance Fund         -      4,078,976      -      -       3,284,384   4,078,976    794,592
                          and Bonds


Merrill Lynch Trust Co.   Common Stocks  Capital Fund,   4,078,468        -         -      -       4,078,468        -          -
                          and Bonds      Inc. Class
                                         B Shares


Merrill Lynch Trust Co.   Money Market   Retirement      1,428,972        -         -      -       1,428,972        -          -
                          Instruments    Preservation
                                         Trust




                                   SIGNATURES




         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               DUKE REALTY PROFIT SHARING AND SALARY DEFERRAL PLAN



Date:    June 28, 1995                  /s/ Dennis D. Oklak
                                        ---------------------------------------
                                        Dennis D. Oklak
                                        Plan Administrator